SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2002

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: February 15, 2002

By: /s/ CARLOS ROCHA VILLELA
Name: Carlos Rocha Villela
Title: General Counsel

EXHIBIT INDEX

1. One copy of the Company's Resolutions passed during the special meeting of the Board of Directors held on February 7 and 8, 2002, with a free translation into English.

2. One copy of the Company's Invitation for Special General Shareholders' Meeting dated February 14, 2002, with a free translation into English.

EXHIBIT 1

EMBRAER

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

COMUNICADO

O Conselho de Administração da Embraer – Empresa Brasileira de Aeronáutica S.A. em reunião realizada nos dias 7 e 8 de fevereiro de 2002 deliberou:

(i) submeter à Assembléia Geral Extraordinária a proposta da Diretoria de incorporar ao capital social o montante de R$ 342.295.494,30 registrado, exclusivamente, na "Reserva para Investimentos e Capital de Giro", reserva estatutária de lucros, emitindo-se 88.430.168 ações preferenciais, a serem atribuídas a todos os acionistas titulares de ações ordinárias e ações preferenciais de emissão da Companhia na proporção de suas respectivas participações no capital social na data da Assembléia Geral que aprovar a bonificação, sendo atribuída 0,142106 ação preferencial a cada ação ordinária ou a cada ação preferencial existente.

O valor de emissão das ações preferenciais provenientes da capitalização de reservas ora proposto foi fixado com base no valor de patrimônio líquido das ações da Companhia, em 30 de setembro de 2001.

As ações preferenciais atribuídas em bonificação terão as mesmas características das demais ações preferenciais existentes. As novas ações preferenciais emitidas não farão jus aos dividendos referentes ao exercício social encerrado em 31 de dezembro de 2001. Aprovada a bonificação em ações preferenciais ora proposta, os acionistas deverão ter prazo de 30 dias durante o qual poderão transferir as frações das novas ações preferenciais que lhes sejam atribuídas. As novas ações preferenciais que não puderem ser atribuídas por inteiro a cada acionista deverão ser alienadas pela Companhia na Bolsa de Valores de São Paulo – Bovespa; dividindo-se o produto da venda entre os titulares de cada fração de ação.

Na hipótese de ser efetivada, a bonificação em ações preferenciais resultará em aumento na quantidade de preferenciais emitidas, incrementando potencialmente a liquidez dessas ações no mercado. O aumento do número de ações preferenciais resultante do pagamento da bonificação assegurará à Companhia a capacidade de emitir ações preferenciais em maior proporção em futuros aumentos de capital, tendo em vista que as alterações na legislação societária trazidas pela Lei n.º 10.303/2001 determinam que as companhias abertas existentes, poderão manter proporção de até 2/3 (dois terços) de ações preferenciais em relação ao número total de ações emitidas. Implementada a bonificação ora proposta, a Companhia terá assegurado o direito de manter, inclusive em futuros aumentos de capital, a proporção existente entre o número de ações preferenciais e o número total de ações emitidas, conforme verificada após a bonificação.

Sendo aprovada pela Assembléia Geral a bonificação, a Companhia divulgará aviso aos acionistas informando os detalhes do processo;

(ii) submeter à Assembléia Geral a proposta de incorporar ao capital social o saldo de R$ 362.204.831,93 registrado na "Reserva para Investimentos e Capital de Giro", sem emissão de ações e em benefício de todos os acionistas;

(iii) submeter à Assembléia Geral proposta de alteração do "caput" do artigo 5º do Estatuto Social, em conseqüência, da homologação, pelo Conselho de Administração, de novo capital social em razão do exercício pelos Debenturistas do direito conferido pelos Bônus de Subscrição e pelos participantes do Plano de Outorga de Opções de Compra de Ações e, se aprovado pela Assembléia, das capitalizações acima referidas;

(iv) convocar a Assembléia Geral Extraordinária, a se realizar no dia 1º de março de 2002, às 9:00 horas, para deliberar sobre as propostas acima referidas, assim como para eleger substitutos para duas vagas de membros suplentes no Conselho de Administração, em razão de renúncia.

São José dos Campos, 14 de fevereiro de 2002.

Antonio Luiz Pizarro Manso
Diretor Vice Presidente Executivo Corporativo
E de Relações com o Mercado

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S/A

RESOLUTIONS

The following resolutions were passed during the special meeting of Embraer's Board of Directors held on February 7 & 8, 2002:

1) To submit to the Special Shareholders' Meeting the proposal by the Executive Officers to incorporate into the Company's capital R$342,295,494.30 to be registered exclusively as "Reserve for Investments and Working Capital," a statutory profits reserve, through the issuance of 88,430,168 preferred shares to be distributed to all shareholders of preferred and common shares of the Company in the proportion of their respective equity ownership on the date of the General Shareholders' Meeting which approves the stock dividend, and attributing 0.142106 preferred shares to each existing common share and preferred share.

The issue price of the preferred shares derived from the proposed capitalization has been established based on the book value of the Company's shares on September 30, 2001.

The preferred shares attributed as a stock dividend will have the same characteristics as the existing preferred shares of the Company. The new preferred shares will not be entitled to a dividend in connection with the year ended on December 31, 2001. If the proposed stock dividend is approved, the shareholders shall be able to transfer the fractions of new preferred shares attributed to them within 30 days. The new preferred shares which are not fully attributed to shareholders shall be sold by the Company at the São Paulo Stock Exchange - Bovespa; the proceeds from the sale shall be shared among the holders of fractions of preferred shares.

In the event that the stock dividend is carried out, it will result in an increase in the amount of preferred shares outstanding and will potentially increase the liquidity of such preferred shares in the market. The increase in the number of preferred shares resulting from the payment of stock dividend will ensure the Company's ability to issue preferred shares in larger proportion in future capital increases, considering that the amendments to the corporations laws implemented by Law No. 10,303/2001 established that existing corporations can maintain a proportion of up to 2/3 of preferred shares from the total number of issued shares. Once the stock divided being proposed is implemented, the Company shall be entitled to maintain, including in future capital increases, the existing proportion between the number of preferred shares and the total number of issued shares, as established immediately after the stock dividend. Should the stock dividend be approved during the General Shareholders' Meeting, the Company will issue a notice to investors informing the details of the stock dividend mechanics.

2) To submit to the General Shareholders' Meeting the proposal to incorporate into the corporate capital R$362,204,831.93 from the "Reserve for Investments and Working Capital" without the issuance of shares and to the benefit of all shareholders.

3) To submit to the General Shareholders' Meeting the proposal to amend Article 5 of the Company's Bylaws as a result of the confirmation by the Board of Directors of the increase in corporate capital resulting the exercise by the Debenture holders of the rights granted by the Subscription Bonus and by the participants of the Plan for the Granting of Options to Purchase Shares and, if approved by the General Shareholders' Meeting, of the capitalization referred to above.

4) To call a Special General Shareholders' Meeting to be held on March 1, 2002 at 9:00 a.m. to decide on the above-mentioned proposals as well as to appoint two replacements to two alternate seats on the Board of Directors vacant as a result of resignation.

São José dos Campos, February 14, 2002.

Antonio Luiz Pizarro Manso
Executive Vice President & CFO

EXHIBIT 2

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Companhia Aberta

CNPJ/MF nº 60.208.493/0001-81
NIRE 35.300.013.948

EDITAL DE CONVOCAÇÃO DE ASSEMBLÉIA GERAL EXTRAORDINÁRIA

São convidados os senhores acionistas da EMBRAER – Empresa Brasileira de Aeronáutica S.A., conforme proposta aprovada pelo Conselho de Administração da Companhia em reunião realizada em 8 de fevereiro de 2002, a reunirem-se em Assembléia Geral Extraordinária no dia 1º de março de 2002, às 9:00 horas, na sede social situada na Av. Brigadeiro Faria Lima, nº 2170, em São José dos Campos, no Estado de São Paulo, a fim de deliberar sobre a seguinte **Ordem do Dia: (i)** Deliberação sobre incorporação ao capital social do montante de R$ 342.295.494,30 registrado, exclusivamente, na "Reserva para Investimentos e Capital de Giro", reserva estatutária de lucros, emitindo-se 88.430.168 ações preferenciais, a serem atribuídas a todos os acionistas titulares de ações ordinárias e ações preferenciais de emissão da Companhia na proporção de suas respectivas participações no capital social na data da Assembléia Geral que aprovar a bonificação, sendo atribuída 0,142106 ação preferencial a cada ação ordinária e a cada ação preferencial existente; o valor de emissão das ações preferenciais provenientes da capitalização de reservas ora proposta foi fixado com base no valor de patrimônio líquido das ações da Companhia, em 30 de setembro de 2001; as ações preferenciais atribuídas em bonificação terão as mesmas características das demais ações preferenciais existentes; as novas ações preferenciais emitidas não farão jus aos dividendos referentes ao exercício social encerrado em 31 de dezembro de 2001; **(ii)** Deliberação sobre incorporação ao capital social do saldo de R$ 362.204.831,93 registrado na "Reserva para Investimentos e Capital de Giro", reserva estatutária de lucros, sem emissão de ações e em benefício de todos os acionistas; **(iii)** alteração do "caput" do artigo 5º do Estatuto Social, em conseqüência, da homologação, pelo Conselho de Administração, de novo capital social em razão do exercício pelos Debenturistas do direito conferido pelos Bônus de Subscrição e pelos participantes do Plano de Outorga de Opções de Compra de Ações e, se aprovado pela Assembléia, das capitalizações acima referidas; **(iv)** eleição de substitutos para duas vagas de membros suplentes no Conselho de Administração, em razão de renúncia.

Instruções Gerais

a) Os instrumentos de mandato deverão ser depositados no endereço de realização da Assembléia em até 24 (vinte e quatro) horas antes de sua realização.
b) Os acionistas que tenham suas ações depositadas na custódia fungível de ações, que desejem participar da Assembléia, deverão apresentar extrato fornecido pela instituição custodiante confirmando suas respectivas posições acionárias.

São José dos Campos, 14 de fevereiro de 2002.

Carlyle Wilson
Presidente do Conselho de Administração

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

INVITATION FOR
SPECIAL GENERAL SHAREHOLDER'S MEETING

The shareholders of EMBRAER – Empresa Brasileira de Aeronáutica S.A. are hereby invited, in accordance with the proposal approved by the Company's Board of Directors at the meeting held on February 8, 2002, to meet at the Special General Shareholders' Meeting on March 1, 2002, at 9:00 a.m., at the Company's headquarters located at Av. Brigadeiro Faria Lima, No. 2170, in São José dos Campos, in the State of São Paulo, in order to decide on the following matters:

(i) incorporation into the Company's capital the amount of R$342,295,494.30 registered exclusively as "Reserve for Investments and Working Capital," a statutory profits reserve, through the issuance of 88,430,168 preferred shares to be distributed to all shareholders of preferred and common shares of the Company in the proportion of their respective equity ownership on the date of the General Shareholders' Meeting which approves the stock dividend, and attributing 0.142106 preferred shares to each existing common share and preferred share; the issue price of the preferred shares derived from the proposed capitalization of reserves has been established based on the book value of the Company's shares on September 30, 2001; the preferred shares attributed as a stock dividend will have the same characteristics as the existing preferred shares of the Company; the new preferred shares will not be entitled to a dividend in connection with the year ended on December 31, 2001;

(ii) incorporation into the corporate capital the amount of R$362,204,831.93 registered in the "Reserve for Investments and Working Capital," statutory profits reserve, without the issuance of shares and to the benefit of all shareholders;

(iii) amendment to Article 5 of the Bylaws as a result of the confirmation by the Board of Directors of the increase in corporate capital resulting from the exercise by the Debenture holders of the rights granted by the Subscription Bonus and by the participants of the Plan for the Granting of Options to Purchase Shares and, if approved by the General Shareholders' Meeting, of the capitalization referred to above; and

(iv) election of two replacements to two alternate seats on the Board of Directors vacant as a result of resignation.

General Instructions:

a) The powers of attorney shall be delivered at the address where the Meeting will be held no later than 24 hours before the time of the Meeting.
b) The shareholders who have their shares deposited in the fungible custody of shares and who wish to participate in the Meeting shall deliver a statement provided by the custodian confirming their respective equity ownership.

São José dos Campos, February 14, 2002.

Carlyle Wilson
President of the Board of Directors